Consolidated Financial Statements

(expressed in thousands of United States dollars)

Three Months ended March 31, 2009

(Unaudited – Prepared by Management)

SHAREHOLDER UPDATE

Review of First Quarter and Outlook for Second Quarter of Fiscal 2009

Bradford Cooke, Chairman and CEO of Canarc Resource Corp., is pleased to provide the following review of first quarter and the outlook for second quarter of Fiscal 2009.

Review of the First Quarter and Outlook for the Second Quarter of Fiscal 2009

•

Updated the preliminary economic assessment of New Polaris at US$750 gold, resulting in improved economics of the project including a pre-tax Net Present Value (“NPV”) of CA$131.2 million and a pre-tax internal rate of return (“IRR”) of 28.8% (see Jan 7, 2009 news release).

•

Canarc Resource Corp: Caza Gold to Acquire Two Large Gold Exploration Properties in Mexico; Offers to Purchase 30% of the Moris Gold Mine in Chihuahua, Mexico;

Canarc President, Garry Biles, oversaw the updating and optimization of the preliminary assessment on New Polaris which was originally completed in 2007. As a result of this reassessment, the economics on the New Polaris gold mine project were substantially improved.

The combination of better off-site treatment terms, a higher gold price and a lower Canadian dollar exchange rate all have a positive impact on the economics for the New Polaris gold mine project. At a $US750 per oz gold price and a $US /$CA exchange rate of 0.80, the project generates a pre-tax Net Present Value (“NPV”) of CA$131.2 million and a pre-tax Internal Rate of Return (“IRR”) of 28.8%. This compares to the initial assessment which showed a pre-tax NPV of CA$60.4 million and a pre-tax IRR of 14.9% at a US$650 per oz gold price and a $US/$CA exchange rate of 0.90 when the preliminary study was first completed.

Canarc’s team will continue to consider strategic alternatives such as a joint venture or other means to advance the New Polaris high grade gold mine project to pre-production mine development and a full feasibility study.

Canarc’s affiliated gold resource company, Caza Gold Corp. (“Caza”), signed a Letter of Intent to acquire two large gold exploration properties in Mexico from Exmin Resources Inc. Caza is acquiring a prospective 47,433 hectare land package called the Moris exploration properties near the producing Moris gold mine in Chihuahua, and a 70% interest in an attractive 12,933 hectare land package called the Maguarichic exploration properties, also in Chihuahua, Mexico, where Industrias Penoles is the 30% partner.

Management will continue to evaluate gold project submittals in North America during the 2rd Quarter. A number of gold mine projects have been identified and are scheduled for due diligence review including planned site visits. To date many projects have been reviewed but none have met the Company’s acquisition requirements.

CANARC RESOURCE CORP.

Per:

/s/     Bradford J. Cooke

Bradford J. Cooke

May 11, 2009

Chairman and C.E.O.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.

Notice to Readers of the Interim Unaudited Consolidated Financial Statements

For the Three Months Ended March 31, 2009

The interim unaudited consolidated financial statements of Canarc Resource Corp. (the “Company”) for the three months ended March 31, 2009 (“Financial Statements”) have been prepared by management and have not been reviewed by the Company’s auditors.  The Financial Statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2008 which are available at the SEDAR website at www.sedar.com.  The Financial Statements are stated in terms of United States dollars, unless otherwise indicated, and are prepared in accordance with Canadian generally accepted accounting principles.

CANARC  RESOURCE  CORP.

Consolidated Balance Sheets

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

	March 31,	December 31,
	2009	2008

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$ 24	$ 155
Receivables and prepaids	297	295
Royalty receivable - current portion (Note 6(c)(i))	50	50
Total Current Assets	371	500
NON-CURRENT ASSETS
Mineral properties (Note 6)	12,047	12,071
Equipment (Note 7)	3	3
Royalty receivable - long-term portion (Note 6(c)(i))	90	88
Long-term investments (Note 8)	167	167
Total Non-Current Assets	12,307	12,329
Total Assets	$ 12,678	$ 12,829

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$ 280	$ 306

SHAREHOLDERS' EQUITY
Share capital (Note 9(a))	55,349	55,349
Contributed surplus	2,241	2,217
Deficit	(45,192)	(45,043)
Total Shareholders' Equity	12,398	12,523
Total Liabilities and Shareholders' Equity	$ 12,678	$ 12,829

Nature and continuance of operations (Note 1)
Commitments and contingencies (Note 6)
Subsequent events (Note 10)

Refer to the accompanying notes to the consolidated financial statements.

Approved by the Directors:

/s/

Bradford Cooke

/s/

William Price

Director

Director

CANARC  RESOURCE  CORP.

Consolidated Statements of Operations and Comprehensive (Loss) Income

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars, except per share amounts)

	Three Months Ended March 31,
	2009	2008

Expenses:
Amortization	$ -	$ 1
Corporate development	-	38
Employee and director remuneration (Note 11)	59	89
Foreign exchange loss (gain)	9	(20)
General and administrative	48	186
Shareholder relations	20	42
Stock-based compensation (Note 9(b))	24	18

Loss before the undernoted	(160)	(354)

Accretion of royalty receiveable	2	2
Realized gain on disposition of long term investment	-	151
Adjustment (write-off) of mineral properties	9	(8)
Investment and other income	-	2

Loss for the period	(149)	(207)

Other comprehensive (loss) income:
Unrealized (loss) gain on available-for-sale securities	-	(3)
Foreign exchange on unrealized (loss) gain on available-for-sale securities	-	2

Comprehensive loss for the period	$ (149)	$ (208)

Basic and diluted loss per share	$ -	$ -

Weighted average number of shares outstanding	72,704,505	71,734,175

Refer to the accompanying notes to the consolidated financial statements.

CANARC  RESOURCE  CORP.

Consolidated Statements of Shareholders’ Equity

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

	Three months ended		Year ended
	March 31, 2009		December 31, 2008
	Shares	Amount	Shares	Amount

Common shares:
Balance, beginning of period	72,704,505	$ 55,349	71,734,505	$ 55,289
Issued:
Private placement	-	-	1,000,000	77
Write-off of mineral properties	-	-	(30,000)	(17)
Balance, end of period	72,704,505	55,349	72,704,505	55,349

Contributed surplus:
Balance, beginning of period		2,217		2,014
Fair value of stock options recognized		24		203
Balance, end of period		2,241		2,217

Accumulated other comprehensive income:
Balance, beginning of period		-		(28)
Unrealized (loss) gain on available-for-sale securities		-		(3)
Realized loss on sale of available-for-sale securities		-		32
Foreign exchange on realized gain on available-for-sale securities		-		(1)
Balance, end of period		-		-

Deficit:
Balance, beginning of period		(45,043)		(37,795)
Disposition of subsidiaries pursuant to plan of arrangement (Note 13)		-		78
Dividends pursuant to plan of arrangement (Note 13)		-		(363)
Loss for the period		(149)		(6,963)
Balance, end of period		(45,192)		(45,043)

Total Shareholders' Equity		$ 12,398		$ 12,523

Refer to the accompanying notes to the consolidated financial statements.

CANARC  RESOURCE  CORP.

Consolidated Statements of Cash Flows

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

	Three Months Ended March 31,
	2009	2008

Cash provided from (used for):

Operations:
Loss for the period	$ (149)	$ (207)
Items not involving cash:
Accretion of royalty receivables	(2)	(2)
Amortization	-	1
Realized gain on long term investments	-	(151)
Stock-based compensation	24	18
Unrealized currency translation gain	-	(29)
Write-off of mineral properties	(9)	8
	(136)	(362)
Changes in non-cash working capital items:
Receivables and prepaids	(2)	17
Accounts payable and accrued liabilities	7	(96)
	(131)	(441)

Investing:
Proceeds from disposal of long-term investments	-	203
Mineral properties, net of recoveries	-	(42)
	-	161

Decrease in cash and cash equivalents	(131)	(280)
Cash and cash equivalents, beginning of period	155	633

Cash and cash equivalents, end of period	$ 24	$ 353

Refer to the accompanying notes to the consolidated financial statements.

CANARC  RESOURCE  CORP.

Consolidated Statements of Cash Flows

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

	Three Months Ended March 31,
	2009	2008

Non-cash financing and investing activities:

Adjustment to mineral properties	$ 24	$ -

Shares returned to treasury from disposition
of mineral property interest (Note 6(d)(iii))	-	17

Income taxes paid	-	-

Interest paid	-	-

Refer to the accompanying notes to the consolidated financial statements.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2009

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

1.

Nature and Continuance of Operations

Canarc Resource Corp. (the “Company”), a company incorporated under the laws of British Columbia, is in the mineral exploration business and has not yet determined whether its mineral properties contain reserves that are economically recoverable.  The recoverability of amounts capitalized for mineral properties is dependent upon the existence of economically recoverable reserves in its mineral properties, the ability of the Company to arrange appropriate financing to complete the development of its properties, confirmation of the Company’s interest in the underlying properties (Notes 6(e) and 6(f)), the receipt of necessary permitting and upon future profitable production or proceeds from the disposition thereof.

The Company has incurred significant operating losses and has an accumulated deficit of $45 million at March 31, 2009.  Furthermore, the Company has working capital of $91,000 as at March 31, 2009, which is not sufficient to achieve the Company’s planned business objectives.  These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.  The Company’s ability to continue as a going concern is dependent on the continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they become payable.  These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2.

Significant Accounting Policies

(a)

Basis of presentation:

These consolidated financial statements include the accounts of the Company and its integrated subsidiaries, all of which are wholly-owned except for:

-

Aztec Metals Corp. (“Aztec”), in which the Company held a 11% interest as at March 31, 2009 and such investment is accounted for using the cost method;

-

Carib Industries Ltd., in which the Company previously held a 78.5% interest and was consolidated but was disposed of in fiscal 2008 (Note 6(b));

-

Caza Gold Corp. (“Caza”), in which the Company previously held a 100% interest and was consolidated but was divested to a 11% interest as at December 31, 2008 pursuant to a plan of arrangement (Note 13) and such investment was accounted for using the cost method;  the Company continues to have a 11% interest as at March 31, 2009;

-

Minera Canarc de Mexico SA de CV (“Minera Canarc”), in which the Company previously held a 100% interest and was consolidated but was transferred to Caza in fiscal 2008 pursuant to a plan of arrangement (Note 13);  and

-

its 40% owned investee, Benzdorp Gold N.V., which is proportionately consolidated.

All significant intercompany transactions and balances have been eliminated.

(b)

Cash and cash equivalents:

Cash and cash equivalents include cash and short-term liquid investments having terms to maturity when acquired of three months or less.  Short-term investments having terms to maturity when acquired of greater than three months and less than one year are included in marketable securities or other investments as appropriate.

Canarc Resource Corp.	Page 9

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2009

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(c)

Mineral properties:

All costs related to investments in mineral properties are capitalized on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  The costs related to a property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method.  When there is little prospect of further work on a property being carried out by the Company or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable.

From time to time, the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement.  As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded.  Option payments are recorded as property costs or recoveries when the payments are made or received.  Proceeds received on the sale or option of the Company’s property interest is recorded as a reduction of the mineral property cost.  The Company recognizes in income those costs that are recovered on mineral property interests when amounts received or receivable are in excess of the carrying amount.

The amounts shown for mineral properties represent costs incurred to date, less recoveries and write-downs, and are not intended to reflect present or future values.

(d)

Equipment:

Equipment is recorded at cost and, for equipment subject to amortization, the Company uses the declining balance method at rates varying from 10% to 30% annually.  Amortization on equipment used directly on exploration projects is included in mineral properties.

(e)

Long-term investment:

Investment in shares of an affiliated company in which the Company’s ownership is greater than 20% but no more than 50% is, where significant influence is present, accounted for by the equity method.  Investment in shares in which the Company’s ownership is less than 20%, where significant influence does not exist, is accounted for in accordance with the Company’s policy for financial instruments as defined in Note 2(m)(i).

Canarc Resource Corp.	Page 10

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2009

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(f)

Stock-based compensation plan:

The Company has a stock option plan which is described in Note 9(b).  The Company records all stock-based payments using the fair value method.  For directors and employees, the fair value of the options is measured at the date of grant.  For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is completed or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.  Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period.  The offset is credited to contributed surplus.  Consideration received on the exercise of stock options is recorded as share capital and the related amount in contributed surplus is transferred to share capital.

The Company has a share appreciation rights plan, which provides option holders the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.  The fair value of the underlying stock option, which is cancelled on the exercise of the share appreciation rights, is transferred from the related contributed surplus to share capital.  The difference between the quoted market price, on the date the share appreciation right is exercised, of the shares issued and the fair value of the stock option is recorded as share capital and charged to operations.

(g)

Asset retirement obligations:

Any statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, are recognized if a reasonable estimate of fair value can be made.  These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset.  In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows.  The capitalized asset retirement cost is amortized to operations over the life of the asset.  The Company assessed its mineral properties, and based upon such assessments, there were no known material asset retirement obligations as at March 31, 2009.

(h)

Earnings (loss) per share:

Basic earnings (loss) per share is computed by dividing the earnings available to common shareholders by the weighted average number of shares outstanding during the period.  For all periods presented, earnings available to common shareholders equals the reported earnings.  The Company uses the treasury stock method for calculating diluted earnings (loss) per share.  Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.  In the Company’s case, diluted loss per share presented is the same as basic loss per share as the effect of outstanding options and warrants in the loss per share calculation would be anti-dilutive.

Canarc Resource Corp.	Page 11

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2009

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(i)

Foreign currency translation:

The Company uses the United States dollar as its functional and reporting currency, and accounts denominated in currencies other than the United States dollar have been translated as follows:

•

Revenue and expense items at the rate of exchange in effect on the transaction date;

•

Non-monetary assets and liabilities at historical exchange rates, unless such items are carried at market, in which case they are translated at the exchange rate in effect on the balance sheet date;  and

•

Monetary assets and liabilities at the exchange rate at the balance sheet date.

Exchange gains and losses are recorded in the consolidated statement of operations in the period in which they occur.

(j)

Flow-through shares:

A provision at the date of the actual renunciation is recognized by a reduction in the amount included in share capital relating to the flow-through shares for the future income taxes related to the deductions foregone by the Company.

(k)

Use of estimates:

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates relate to collectability of receivables, balances of accrued liabilities, impairment of mineral properties, determination of reclamation obligations, valuation allowances for future income tax assets, and assumptions used in determining the fair value of non-cash stock-based compensation.  While management believes that these estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

(l)

Variable interest entities:

Consolidation principles apply to entities that meet the definition of a variable interest entity (“VIE”).  An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both.  The Company does not have any VIE’s.

Canarc Resource Corp.	Page 12

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2009

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(m)

Changes in accounting policies:

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments.  The new standards have been adopted on a prospective basis with no restatement of prior year financial statements.

(i)

CICA Handbook Section 3855 – Financial Instruments – Recognition and Measurement

The standard addresses the classification, recognition and measurement of financial instruments in the financial statements.  This standard requires all financial instruments within its scope, including derivatives, to be included in the Company’s balance sheet and measured either at fair value on initial recognition or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost.  Changes in fair value are recognized in the statements of operations.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item.  As such, any outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect.  Any changes to the fair values of assets and liabilities prior to the adoption date are recognized by adjusting accumulated other comprehensive income.  Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments and amortized using the effective interest method.

All financial instruments are classified into one of the following five categories:  held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities.  Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

•

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.  Amortization of premiums or discounts and losses due to impairment are included in current period net earnings;

•

Available-for-sale financial assets are measured at fair value based on quoted market prices.  Investment in equity instruments classified as available-for-sale that does not have a quoted market price in an active market is measured at cost.  Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet either by disposition or permanent impairment at which time the realized gain or loss is transferred to net earnings;

•

Held-for-trading financial instruments are measured at fair value.  All gains and losses are included in net earnings in the period in which they arise;  and

•

All derivative financial instruments are classified as held-for-trading financial instruments and are measured at fair value, even when they are part of a hedging relationship.  All gains and losses are included in net earnings in the period in which they arise.

Canarc Resource Corp.	Page 13

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2009

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(m)

Changes in accounting policies:     (continued)

(i)

CICA Handbook Section 3855 – Financial Instruments – Recognition and Measurement     (continued)

In accordance with the new standard, the Company has classified its marketable securities as available-for-sale securities.  Such securities are measured at fair market value in the consolidated financial statements with realized gains or losses recorded in net earnings and unrealized gains or losses recorded in other comprehensive income.  This change in accounting policy resulted in an increase of $837,000 in the carrying value of its marketable securities on initial adoption on January 1, 2007.

The Company’s royalty receivable from disposition of subsidiary (Note 6(c)(i)) is classified as loans and receivables.  It is measured at amortized cost and is amortized to interest income using the effective interest rate method.  This change in accounting policy resulted in a decrease of $38,000 in the carrying value of its royalty receivable from disposition of subsidiary on initial adoption on January 1, 2007.

Its investments in shares of Aztec and Caza are classified as available-for-sale but such shares do not have a quoted market price in an active market and are therefore measured at cost.

The Company has classified its cash and cash equivalents as held-for-trading, receivables as loans and receivables, and accounts payable and accrued liabilities and notes payable as other financial liabilities.

(ii)

CICA Handbook Section 3865 - Hedging

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed.  The Company does not have any hedges.

(iii)

CICA Handbook Section 1530 - Comprehensive Income

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources.  This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings.  This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

Accordingly, the Company now includes the account “accumulated other comprehensive income” in the shareholders’ equity section of the consolidated balance sheet and “other comprehensive income” in the consolidated statement of operations.

Canarc Resource Corp.	Page 14

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2009

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(m)

Changes in accounting policies:     (continued)

(iv)

Capital disclosures:

In February 2007, the CICA issued Handbook Section 1535, “Capital Disclosures”, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and procedures for managing capital.  The new section is effective for the Company on January 1, 2008.  Note 3 provides further details.

(v)

Financial instruments:

In February 2007, the CICA issued two new standards, Section 3862, “Financial Instruments Disclosures”, and Section 3863, “Financial Instruments Presentation”.  These sections replace the existing Section 3861, “Financial Instruments Disclosure and Presentation”.  Section 3862 provides users with information to evaluate the significance of the financial instruments of the entity’s financial position and performance, nature and extent of risks arising from financial instruments, and how the entity manages those risks.  Section 3863 deals with the classification of financial instruments, related interests, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.  The new sections are effective for the Company on January 1, 2008.  Note 4 provides further details.

(vi)

Going concern:

In June 2007, the CICA amended Handbook Section 1400, “General Standards of Financial Statement Presentation”, which requires management to make an assessment of the Company’s ability to continue as a going concern.  When financial statements are not prepared on a going concern basis, that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the company is not considered a going concern.  The new section is effective for the Company on January 1, 2008.  The Company’s accounting policies were already in accordance with the requirements of the amended section and there was no effect on the Company’s financial statement disclosure, or on its consolidated financial position or its consolidated results of operations.

(vii)

Goodwill and intangible assets:

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”.  This section establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The new section is effective for the Company on January 1, 2009.  The Company has no goodwill or intangible assets as of March 31, 2009.

Canarc Resource Corp.	Page 15

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2009

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(n)

New Accounting Pronouncements:

International Financial Reporting Standards (“IFRS”):

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles with IFRS over an expected five-year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.

Management of Capital

The Company is an exploration stage company and this involves a high degree of risk.  The Company has not determined whether its properties contain economically recoverable reserves of ore and currently has not earned any revenues from its mineral property interests and, therefore, does not generate cash flows from operations.  The Company’s primary source of funds comes from the issuance of capital stock.  The Company does not use other sources of financing that require fixed payments of interest and principal due to lack of cash flow from current operations and is not subject to any externally imposed capital requirements.

The Company defines its capital as capital stock.  Capital requirements are driven by the Company’s exploration activities on its mineral property interests.  To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals.  The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

The Company has in the past invested its capital in liquid investments to obtain adequate returns.  The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Although the Company has been successful at raising funds in the past through the issuance of capital stock, it is uncertain whether it will continue this financing due to the current difficult conditions.  The Company continues to rely on equity financings to continue exploration work on its mineral property interests and to meet its administrative overhead costs for the coming year.

Canarc Resource Corp.	Page 16

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2009

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Management of Financial Risk

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and market risk which includes commodity price risk, foreign exchange risk and interest rate risk.  The types of risk exposure and the way in which such exposure is managed are provided as follows.

The fair values of the Company’s cash and cash equivalents, receivables, accounts payable and accrued liabilities, and notes payable approximate their carrying values due to the short terms to maturity.

(a)

Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents.  The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents with high-credit quality Canadian financial institutions.  Any receivables from government usually bear no risk.  The Company does not have financial assets that are invested in asset-backed commercial paper.  The royalty receivable is due from an unrelated company, and the Company has not taken any steps to mitigate the credit risk associated with this receivable (Note 6(c)(i)).

(b)

Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and cash equivalents, if any, and its ability to raise equity financings.  The Company believes that these sources may be sufficient to cover the likely short-term cash requirements and commitments, if any.

Accounts payable and accrued liabilities are due within the current operating year.

(c)

Market risk:

The significant market risk exposures to which the Company is exposed are commodity price risk, foreign exchange risk, and interest rate risk.

(i)

Commodity price risk:

The value of the Company's mineral properties is dependent on the price of gold and the outlook for this precious mineral.  The Company does not have any hedging or other commodity-based risks respecting its operations.

Market prices for this precious metal historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, levels of worldwide production, short-term changes in supply and demand, industrial and retail demand, central bank lending, and forward sales by producers and speculators.  The Company has elected not to actively manage its commodity price risk.

Canarc Resource Corp.	Page 17

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2009

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Management of Financial Risk     (continued)

(c)

Market risk:     (continued)

(ii)

Foreign exchange risk:

The Company’s mineral properties and operations are primarily in Canada, and would be subject to foreign currency fluctuations including currency transaction risk and currency translation risk.  A certain portion of its operating expenses are incurred in Canadian dollars, and fluctuations in U.S. dollars would impact the earnings (losses) of the Company and the values of its assets and shareholders’ equity as its financial statements are stated in U.S. dollars.  The Canadian dollar fluctuates and floats with the U.S. dollar.

At March 31, 2009, the Company is exposed to currency risk for its U.S. dollar equivalent of financial assets and liabilities denominated in currencies other than U.S. dollars as follows:

Held in Canadian dollars
(stated in U.S. dollars)

Cash	$ 24
Receivables and prepaids	296
Accounts payable and accrued liabilities	(253)

Net financial assets	$ 67

Based upon the above net exposure as at March 31, 2009 and assuming all other variables remain constant, a 10% depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease/increase of $6,700 in the Company’s net earnings.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(iii)

Interest rate risk:

In respect of financial assets, the Company's policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return.  Fluctuations in interest rates impact on the value of cash equivalents.  Interest rate risk is not significant to the Company as it has no cash equivalents at March 31, 2009.

Canarc Resource Corp.	Page 18

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2009

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.

Marketable Securities

In the second quarter of fiscal 2008, the Company disposed of all its remaining shares in marketable securities.  The Company does not have any marketable securities as at March 31, 2009.

6.

Mineral Properties

March 31, 2009
	Acquisition	Exploration/
	Costs	Development	Total

British Columbia:
New Polaris (Note 6(a)(i))	$ 3,605	$ 8,442	$ 12,047

	$ 3,605	$ 8,442	$ 12,047

 (a)

British Columbia:

(i)

New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.  Acquisition costs at March 31, 2009 include a reclamation bond for CAD$250,000.

(ii)

Eskay Creek:

The Company continues to own a one-third carried interest in the Eskay Creek property, Skeena Mining Division, British Columbia, pursuant to a joint venture with Barrick Gold Corporation (“Barrick”).  The property is subject to a 2% net smelter return in favour of a related company.  In 2005, the Company elected to write-off the associated property costs.

(b)

Bellavista, Costa Rica:

The Company held a net profit interest in the Bellavista property, which was located near San Jose, Costa Rica.  A property agreement gave Central Sun Mining Inc. (formerly, Glencairn Gold Corporation) (“Central Sun”) the right to earn a 100% working interest in the property called for pre-production payments which ended in fiscal 2005.  The Company had a net profit interest in Bellavista in which the Company was entitled to 5.67% of the net profits during the first payback period, as defined, then increasing to 10.40% during the second payback period and then to 20.24% of net profits thereafter, once commercial production commenced.  Thirty-five percent of this net profit interest will reduce the net profit interest to be received from Central Sun until $317,741 in advance royalty payments were repaid.

In July 2008 as amended in December 2008, the Company entered into a purchase and sale agreement for the sale of all its 78.5% interest in the subsidiary which holds the net profit interest in the Bellavista property, for CAD$215,000 which was received during fiscal 2008.

Canarc Resource Corp.	Page 19

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2009

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.

Mineral Properties     (continued)

(c)

Suriname:

(i)

Sara Kreek:

As at December 31, 2005, the Company held 80% of the shares of Sara Kreek Resource, the company that holds the Sara Kreek concession.  On April 15, 2006, the Company entered into a Settlement and Termination Agreement with Suriname Wylap Development N.V. (“Wylap Development”) to transfer its interest in Sara Kreek Resource to Wylap Development.  The Company received a cash payment of $400,000 in 2006 and shall receive the greater of $50,000 per year, payable semi-annually, or 1.5% royalty on annual gross production from the Sara Kreek property until December 31, 2011, in settlement of all claims, loans and advances owed to the Company.

The royalty receivable has been determined using the effective interest rate method.  The expected future cash flows have been discounted using the effective interest rate to determine the present value as at March 31, 2009.

Present value of expected cash flows from royalties as at January 1, 2007	$ 212
Add: Accretion for the year	15
Less: Royalty received during the year	(50)
Present value of expected cash flows from royalties as at December 31, 2007	177
Add: Accretion for the year	11
Less: Royalty received during the year	(50)
Present value of expected cash flows from royalties as at December 31, 2008	138
Less: Current portion of royalty receivable as at December 31, 2008	(50)
Long-term portion of royalty receivable as at December 31, 2008	88
Add: Accretion for the period	2
Long-term portion of royalty receivable as at March 31, 2009	$ 90

(ii)

Benzdorp:

In April 1996, the Company entered into an option agreement with Grasshopper Aluminum Company N.V. (“Grassalco”) to earn up to an 80% interest in the Benzdorp property by making cumulative cash payments of $750,000 and property expenditures totalling $5 million over a four-year period.  In August 2002, the Company and Grassalco amended the option agreement.  Cash payments prior to commercial production were reduced to $300,000 with the balance of $450,000 to be paid on or before 30 days after the commencement of commercial production, and exploration expenditures of $5 million were to be incurred by April 2005.  In April 2005, a further amendment to the option agreement was made that extended the date by which the property expenditures had to be completed, to December 6, 2005, subject to a payment of $40,000 which was made by the Company in April 2005.  By December 6, 2005, the Company incurred property expenditures in excess of $5 million.

Canarc Resource Corp.	Page 20

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2009

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.

Mineral Properties     (continued)

(c)

Suriname:     (continued)

(ii)

Benzdorp:     (continued)

Pursuant to the amended option agreement, the Company will owe Grassalco an additional $250,000 payable on or before 30 days after the commencement of commercial production if a feasibility study has not been completed by October 6, 2005.  For the years 2006 to 2008, the Company will owe an additional $250,000 payable on or before 30 days after the commencement of commercial production.  However, if a feasibility study has not been completed by October 6, 2008, then the annual additional cash payments of $250,000 will increase at that time to $500,000 payable on or before 30 days after the commencement of commercial production.  These additional cash payments will be treated as advance payments against Grassalco’s shareholder ownership interest and will be deductible from Grassalco’s net profit share or net smelter profit from exploiting the deposits.

In June 2007, Benzdorp Gold NV, the joint venture company held by the Company and Grassalco, had applied for an extension to the concessions at Benzdorp prior to their expiry in July 2007.  Benzdorp Gold NV was finally advised in August 2008 that an extension would not be granted but an application for new concessions would be considered so Benzdorp Gold NV applied for one new exploration concession in September 2008.  The Company had ceased all exploration work on the concessions in August 2007, and elected to write-off its investment in the Benzdorp property at December 31, 2008.

(d)

Mexico:

(i)

Los Angeles:

In April 2008, Caza and Minera Canarc, which were both subsidiaries of the Company at that time, entered into an option agreement to acquire a 100% interest in the La Escondida/Los Angeles properties by making US$1 million in cash payments over a four-year period and issuing $50,000 in shares of Caza over a twelve-month period.  The vendors retained a 3% net smelter return (“NSR”).  An initial payment of US$15,000 was made upon the signing of the option agreement.  Pursuant to the Plan of Arrangement which closed in June 2008, Caza and Minera Canarc were no longer subsidiaries of the Company (Note 13).

(ii)

Los Arrastres:

In February 2007, the Company entered into an option agreement to acquire a 100% interest in the Los Arrastres gold/silver property by making $2.5 million in cash payments and spending $2 million on exploration over a three-year period.  The vendor retained a 2% NSR and the Company had the right to reduce the NSR to 1% by paying $1 million at any time.  An initial payment of $50,000 was made upon the signing of the option agreement and a further payment of $75,000 was made in August 2007.  A cash payment of $25,000 was made in February 2008.  Pursuant to the Plan of Arrangement which closed in June 2008, the property was transferred to Caza (Note 13).

Canarc Resource Corp.	Page 21

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2009

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.

Mineral Properties     (continued)

(d)

Mexico:     (continued)

(iii)

Providencia and San Felix:

In March 2007, the Company entered into a preliminary option agreement to acquire a 100% interest in the Providencia and San Felix gold/silver properties by issuing 30,000 common shares to the vendors on signing a formal agreement within 30 days and making $2 million in cash payments over a 2 ½ year period, including $30,000 on signing.  The Company issued 30,000 shares at a deemed value of CAD$0.63 per share in 2007.  The vendors retained a 2 ½ % NSR, and the Company had the right to reduce the royalty to 1 ½ % at any time by paying $750,000 and issuing an option to the vendors to purchase 250,000 common shares of the Company at the five-day closing share price average on the Toronto Stock Exchange prior to the royalty reduction.  In April 2008, the Company terminated its efforts to enter into a formal agreement, and the Company wrote-off related exploration expenditures in the first quarter of 2008, and the 30,000 shares, which were originally issued, were returned to treasury and cancelled.

(iv)

Santiago:

In May 2007, the Company entered into an option agreement to acquire a 100% interest in the Santiago gold property by making $2 million in cash payments over a five-year period and spending $200,000 on exploration over a two-year period.  The vendor retained a 2% NSR.  An initial payment of $30,000 was made upon the signing of the option agreement and a further payment of $30,000 was made in November 2007.  A cash payment of $60,000 was made in May 2008.  Pursuant to the Plan of Arrangement which closed in June 2008, the property was transferred to Caza (Note 13).

(v)

Santiago Fraction:

In September 2007, the Company entered into an option and joint venture agreement to acquire up to a 75% interest in the Santiago Fraction property by issuing 15,000 common shares, paying $25,000 in cash after one year, and spending up to $1 million in exploration over a five-year period.  The Company issued 15,000 common shares at a deemed value of CAD$0.45 per share in 2007.  Pursuant to the Plan of Arrangement which closed in June 2008, the property was transferred to Caza (Note 13).

Canarc Resource Corp.	Page 22

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2009

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.

Mineral Properties     (continued)

(e)

Expenditure options:

As at March 31, 2009, to maintain the Company’s interest and to fully exercise the options under various property agreements covering its properties, the Company must make payments to the optionors as follows:

Shares

New Polaris (Note 6(a)(i)):
Net profit interest reduction or buydown	150,000

150,000

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

 (f)

Mineral properties contingencies:

The Company has diligently investigated rights of ownership of all of its mineral properties/concessions and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing.  However, all properties/concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

(g)

Realization:

The Company’s investment in and expenditures on its mineral property interests comprise a significant portion of the Company’s assets.  Realization of the Company’s investment in these assets is dependent on establishing legal ownership of the properties, on the attainment of successful commercial production or from the proceeds of their disposal.  The recoverability of the amounts shown for mineral property interests is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production or proceeds from the disposition thereof.

(h)

Environmental:

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing.  The impact of new and future environmental legislation of the Company’s operation may cause additional expenses and restrictions.

If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation.  The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

Canarc Resource Corp.	Page 23

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2009

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Equipment

March 31, 2009
		Accumulated	Net Book
	Cost	Amortization	Value

Equipment	$ 140	$ 137	$ 3

8.

Long-Term Investments

As at March 31, 2009, the Company had an 11% interest in both Aztec and Caza.

The Company closed the Plan of Arrangement (Note 13) with Caza in June 2008.

9.

Share Capital

(a)

Authorized and issued:

The authorized share capital of the Company is comprised of unlimited common shares without par value.

Common shares issued for consideration other than cash are recorded at the quoted market value of the shares as of the agreement date, except in the case of common shares issued on exercise of stock options and share appreciation rights under the Company’s stock option plan, which include the fair value of related options or rights previously allocated to contributed surplus.

(b)

Stock option plan:

The Company has a stock option plan that allows it to grant options to its employees, directors and consultants to acquire up to 18,374,095 common shares, of which options for 7,589,000 common shares are outstanding as at March 31, 2009.  The exercise price of each option cannot be lower than the last recorded sale of a board lot on the Toronto Stock Exchange during the trading day immediately preceding the date of granting or, if there was no such sale, the high/low average price for the common shares on the Toronto Stock Exchange based on the last five trading days before the date of the grant.  Options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event.  Vesting of options is made at the discretion of the Board at the time the options are granted.  At the discretion of the Board, certain option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.

Canarc Resource Corp.	Page 24

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2009

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.

Share Capital     (continued)

(b)

Stock option plan:     (continued)

The continuity of stock options for the three months ended March 31, 2009 is as follows:

	2009
		Weighted
		average
		exercise
	Number	price
	of Shares	(CAD$)

Outstanding, beginning of period	8,079,000	$0.48
Forfeited	(10,000)	$0.54
Expired	(480,000)	$1.00
Outstanding, end of period	7,589,000	$0.45

Exercise price range (CAD$)	$0.25 - $0.74

The following table summarizes information about stock options exercisable and outstanding at March 31, 2009:

		Options Outstanding		Options Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
Price	Number	Remaining	Exercise	Number	Exercise
Intervals	Outstanding at	Contractual Life	Prices	Exercisable at	Prices
(CAD$)	Mar 31, 2009	(Number of Years)	(CAD$)	Mar 31, 2009	(CAD$)

$0.25 - $0.49	4,679,000	3.1	$0.33	3,620,000	$0.34
$0.50 - $0.74	2,910,000	2.5	$0.64	2,660,000	$0.65

	7,589,000	2.9	$0.45	6,280,000	$0.47

At March 31, 2009, 7,589,000 options were outstanding of which 6,280,000 options were exercisable and expire at various dates from April 20, 2009 to May 15, 2014, with a weighted average remaining life of 2.9 years.

Canarc Resource Corp.	Page 25

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2009

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.

Share Capital     (continued)

(b)

Stock option plan:     (continued)

During the three months ended March 31, 2009, the Company recognized stock-based compensation of $24,000 based on the fair value of options previously granted that were earned by the provision of services during the period.  Stock-based compensation is segregated between directors and employees as follows:

March 31, 2009

Directors	$ 14
Employees	10

$ 24

For the options granted in June 2007, options for 500,000 common shares with an exercise price of CAD$0.54 and an expiry date of June 15, 2012 have vesting provisions in which options for 250,000 common shares vested on June 15, 2008 and the balance of 250,000 vest on June 15, 2009.

Options for 1.8 million shares, which were granted in May 2008, are subject to a vesting provision in which 20% of the options vest immediately and 20% vest every six months.

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

(c)

Warrants:

At March 31, 2009, the Company had outstanding warrants as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2008	Issued	Exercised	Expired	March 31, 2009

$0.15	June 1, 2010	500,000	-	-	-	500,000

		500,000	-	-	-	500,000

Canarc Resource Corp.	Page 26

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2009

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.

Share Capital     (continued)

(d)

Shares reserved for issuance:

Number of Shares

Outstanding, March 31, 2009	72,704,505
Property agreements (Note 6(e))	150,000
Stock options (Note 9(b))	7,589,000
Warrants (Note 9(c))	500,000

Fully diluted, March 31, 2009	80,943,505

(e)

Shareholder rights plan:

On May 31, 2005, the shareholders of the Company approved a shareholder rights plan (the “Plan”) that became effective on April 30, 2005.  The Plan is intended to ensure that any entity seeking to acquire control of the Company makes an offer that represents fair value to all shareholders and provides the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders.  Under the Plan, each shareholder at the time of the Plan’s adoption was issued one Right for each common share of the Company held.  Each Right entitles the registered holder thereof, except for certain “Acquiring Persons” (as defined in the Plan), to purchase from treasury one common share at a 50% discount to the prevailing market price, subject to certain adjustments intended to prevent dilution.  The Rights are exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Company.  The Rights expire on April 30, 2015.

10.

Notes Payable

In December 2007, the Company’s previous wholly-owned subsidiary, Caza, received proceeds of CAD$300,000 in demand loans of which CAD$180,000 were from directors and officers of the Company.  The loans were repayable on demand and had an interest rate of 9% per annum.  In June 2008, the Company closed a Plan of Arrangement with Caza in which Caza was no longer a wholly-owned subsidiary of the Company (Note 13).

In May 2009, the Company received CAD$62,030 in demand loans from certain directors and an officer of the Company.  The loans are repayable on demand and bear an interest rate of 9% per annum and are secured by the Company’s shareholdings in Caza at CAD$0.25 per share.

Canarc Resource Corp.	Page 27

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2009

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.

Related Party Transactions

General and administrative costs during the three months ended March 31, 2009 include:

-

CAD$5,086 of salaries paid to a director;

-

CAD$10,000 to directors in their capacity as directors of the Company.  As at March 31, 2009, the Company accrued CAD$38,659 in directors fees;

-

CAD$9,412 in legal fees to a law firm in which a senior officer of the Company is a partner.  As at March 31, 2009, the Company owed CAD$35,562 to the law firm;

-

CAD$115,739 in office rent and salary allocations recovered from companies sharing certain common directors.  As at March 31, 2009, the Company was owed CAD$34,719 from such companies;  and

-

CAD$13,435 in office rent and salary allocations paid to a company sharing certain common directors.  As at March 31, 2009, the Company owed CAD$10,228 to the company.

Details of investments in Aztec and Caza are provided in Note 8, and notes payables are provided in Note 10, and the Plan of Arrangement in Note 13.

The above transactions were incurred in the normal course of business and are recorded at the exchange amount, being the amount agreed upon by the related parties.

12.

Segment Disclosures

The Company has one operating segment, being mineral exploration, and substantially all assets of the Company are located in Canada except for certain mineral properties as disclosed in Note 6.

13.

Plan of Arrangement

On June 25, 2008, the Company proceeded to close the Plan of Arrangement (the “Arrangement”) with Caza whereby approximately 83% of the Company’s interest in Caza was distributed to the shareholders of the Company.  Under the Arrangement, the Company transferred all its interest in its wholly-owned Mexican subsidiary which holds all the rights to the Mexican gold exploration properties (Note 6(d)) to Caza in return for 14,346,527 shares of Caza, of which the Company distributed 11,950,577 Caza shares by way of a dividend in kind to the Company’s shareholders on the basis of one share of Caza for every six shares of the Company held by shareholders as of the dividend record date.  As at March 31, 2009, the Company holds 2,396,050 Caza shares representing approximately 11% interest in Caza.  The property interests which were transferred from the Company to Caza include Los Arrastres, Santiago and Santiago Fraction properties.

The Company believes the Arrangement and spin-off is not material to the Company, therefore, disclosure on discontinued operations is not being presented.

The Arrangement was accounted for by the Company at the time of the transaction by showing an investment in Caza of $436,501 representing the value of the 14,346,527 common shares received.  The distribution of 11,950,577 Caza common shares to the Company’s shareholders was accounted for as a reduction to the investment in Caza in the amount of $363,298 with a corresponding increase in deficit.

Canarc Resource Corp.	Page 28

CORPORATE  INFORMATION

HEAD OFFICE

#301 – 700 West Pender Street

Vancouver, BC, Canada, V6C 1G8

Telephone:

(604) 685-9700

Facsimile:

(604) 685-9744

Website:

www.canarc.net

DIRECTORS

Bradford Cooke

Bruce Bried

Derek Bullock

Leonard Harris

William Price

OFFICERS

Bradford Cooke ~ Chairman and Chief Executive Officer

Garry Biles ~ President and Chief Operating Officer

James Moors ~ Vice-President, Exploration

Philip Yee ~ Chief Financial Officer

Stewart Lockwood ~ Secretary

REGISTRAR AND

Computershare Investor Services Inc.

TRANSFER AGENT

3rd Floor, 510 Burrard Street

Vancouver, BC, Canada, V6C 3B9

AUDITORS

Smythe Ratcliffe LLP

7th Floor,  355 Burrard Street

Vancouver, BC, Canada, V6C 2G8

SOLICITORS

Vector Corporate Finance Lawyers

#1040 – 999 West Hastings Street

Vancouver, BC, Canada, V6C 2W2

SHARES LISTED

Trading Symbols

TSX:

CCM

OTC-BB:

CRCUF

DBFrankfurt:

CAN

Canarc Resource Corp.	Page 29